Exhibit 1

FOR IMMEDIATE RELEASE	1 March, 2012

| 2011 Preliminary Results

¡	Billings of almost £45 billion

¡	Revenues and PBT over £10 billion and £1 billion for first time

¡	Operating margin of 14.3% equals pre-Lehman proforma high

¡	Headline profit before interest and tax £1.429 billion up over 16%

¡	Headline profit before tax £1.229 billion up almost 19%

¡	Profit before tax £1.008 billion up over 18%

¡	Headline diluted earnings per share of 67.7p up over 19%

¡	Dividends per share of 24.60p up over 38%

Key figures

£ million	2011	Δ reported[1]	Δ constant[2]	% revenues	2010	% revenues
Revenue	10,022	7.4%	8.4%	—	9,331	—
Gross Margin	9,239	7.9%	9.0%	92.2%	8,560	91.7%
Headline EBITDA[3]	1,640	14.0%	15.0%	16.4%	1,439	15.4%
Headline PBIT[4]	1,429	16.3%	17.3%	14.3%	1,229	13.2%
EPS headline diluted[5]	67.7p	19.4%	20.3%	—	56.7p	—
EPS headline diluted including tax credit[6]	75.6p	33.3%	34.6%	—	56.7p	—
Diluted EPS[7]	64.5p	40.5%	42.1%	—	45.9p	—
Dividends per share	24.60p	38.3%	38.3%	—	17.79p	—

Full Year highlights

¡	Billings increased by 4.9% to £44.792bn, driven by net new billings of £3.225bn

¡	Revenue growth of 7.4%, with like-for-like growth of 5.3%, 3.1% growth from acquisitions and -1.0% from currency

¡

Growth in all regions and business sectors, characterised by particularly strong growth geographically in Asia Pacific and Latin America and functionally in advertising, media investment management and direct, digital and interactive

¡	Like-for-like gross margin growth ahead of revenue growth by 0.6 percentage points at 5.9%, very close to first quarter 2011 revenue forecast

¡	Headline EBITDA growth of 14.0% giving 1.0 margin point improvement with direct costs (+2%) and operating costs (+6%) rising more slowly than revenues

¡	Headline PBIT increase of 16.3% with PBIT margin rising by 1.1 points to equal historic proforma high of 14.3%[8]

¡	Gross margin margins, a more accurate competitive comparator, up 1.1 margin points to 15.5%

[1]	Percentage change in reported sterling
[2]	Percentage change at constant currency exchange rates
[3]	Headline earnings before interest, tax, depreciation and amortisation
[4]	Headline profit before interest and tax
[5]	Diluted earnings per share based on headline earnings excluding the exceptional release of prior year corporate tax provisions
[6]	Diluted earnings per share based on headline earnings including the exceptional release of prior year corporate tax provisions
[7]	Diluted earnings per share based on reported earnings
[8]	Headline PBIT margin of 15.0% in 2008 adjusted for the full year impact of the acquisition of TNS

¡	Headline diluted EPS up 19.4% and reported diluted EPS up 40.5%, with 45.0% higher second interim ordinary dividend of 17.14p and full year dividends of 24.60p per share up 38.3%

¡	Average net debt reduction of £193m (-6%) to £2.811bn reflecting strong cash flow generation

¡	Creative excellence recognised by the first ever award of a Cannes Lion to the most creative Holding Company

Current trading and outlook

¡	January 2012 | Like-for-like revenues up 4% for the month, in line with budget; like-for-like gross margin up slightly more

¡	FY 2012 budget | Like-for-like revenue and gross margin growth of around 4% and headline operating margin target of 14.8% up 0.5 points

¡

Dual focus in 2012 | 1. Revenue growth from leading position in faster growing geographic markets and digital, premier parent company creative position, new business, “horizontality” and strategically targeted acquisitions; 2. Continued emphasis on balancing revenue growth with headcount increases and improvement in staff costs/revenue ratio to enhance operating margins

¡

Long-term targets reaffirmed | Above industry revenue growth due to geographically superior position in new markets and functional strength in new media and consumer insight, including data analytics and application of new technology; improvement in staff cost/revenue ratio of 0.3 to 0.6 points p.a. depending on revenue and gross margin growth; operating margin expansion of 0.5 margin points or more; and PBIT growth of 10% to 15% p.a. from margin expansion and from strategically targeted small and medium-sized acquisitions

In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix 1. Where required, details of how these have been arrived at are shown in the Appendices.

Review of group results

Revenues

Revenue analysis

£ million	2011	Δ reported	Δ constant[9]	Δ LFL[10]	Acquisitions	2010
First half	4,713	6.1%	8.1%	6.1%	2.0%	4,441
Second half	5,309	8.6%	8.6%	4.6%	4.0%	4,890
Full year	10,022	7.4%	8.4%	5.3%	3.1%	9,331

Gross margin analysis

£ million	2011	Δ reported	Δ constant[9]	Δ LFL[10]	Acquisitions	2010
First half	4,353	6.7%	8.8%	6.8%	2.0%	4,080
Second half	4,886	9.0%	9.2%	5.1%	4.1%	4,480
Full year	9,239	7.9%	9.0%	5.9%	3.1%	8,560

Billings were up 4.9% at £44.792 billion. Estimated net new business billings of £3.225 billion ($5.160 billion) were won in the year, up over 7% on last year, placing the Group first or second in all leading net new business tables. The Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients. These wins continued into the second half of the year with several very large industry-leading advertising, digital and media assignments, the full benefit of which was seen in Group revenues in late 2011 and will continue in 2012.

Reportable revenue was up 7.4% at £10.022 billion, the first time the Group has exceeded £10 billion. Revenue on a constant currency basis was up 8.4% compared with last year, changes in exchange rates chiefly reflecting the strength of the pound sterling primarily against the US dollar. As a number of our competitors report in US dollars and in euros, appendices 2 and 3 show WPP’s Preliminary results in reportable US dollars and euros respectively. This shows that US dollar reportable revenues were up 11.4% to $16.053 billion, which compares with the $13.873 billion of our closest competitor and that euro reportable revenues were up 6.1% to €11.554 billion, which compares with €5.816 billion of our nearest European-based competitor.

On a like-for-like basis, which excludes the impact of currency and acquisitions, revenues were up 5.3%, with gross margin up 5.9% or 0.6 percentage points higher. In the fourth quarter, like-for-like revenues were up 4.5%, down slightly on the third quarter, primarily due to stronger comparatives. Over the last two years, on a combined basis, there has been a sequential improvement in like-for-like quarterly revenue growth, with 6.7% for the first quarter, 10.3% in the second, 12.2% for the third and 13.1% for the fourth. This two year combined sequential quarterly growth continues to reflect increased client advertising and promotional spending – with the former tending to grow faster than the latter, which from our point of view is more positive – across most of the Group’s major geographic markets and functional sectors despite tougher comparatives. Nonetheless, clients understandably continue to demand increased effectiveness and efficiency, i.e. better value for money.

[9]	Percentage change at constant currency exchange rates
[10]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

Operating profitability

Headline EBITDA was up 14.0% to £1.640 billion from £1.439 billion and up 15.0% in constant currencies. Group revenues are more weighted to the second half of the year across all regions and functions and particularly in the faster growing markets of Asia Pacific and Latin America. As a result, the Group’s profitability continues to be skewed to the second half of the year. Headline operating profit for 2011 was up 16.3% to £1.429 billion from £1.229 billion and up 17.3% in constant currencies.

Headline operating margins were up 1.1 margin points to 14.3% compared to 13.2% in 2010, equal to the proforma high pre-Lehman and well ahead of the Group’s original target of 0.5 margin points and revised target of at least 0.7 margin points. On a like-for-like basis operating margins were also up 1.1 margin points. Headline gross margin margins were up 1.1 margin points to 15.5%, close to the highest reported levels in the industry.

Given the significance of consumer insight revenues to the Group, with none of our direct competitors present in that sector, gross margin and gross margin margins are a more meaningful measure of comparative, competitive revenue growth and margin performance. This is because consumer insight revenues include pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection is more efficient.

On a reported basis, operating margins, before all incentives11, were 17.6%, up 0.8 margin points, compared with 16.8% last year. The Group’s staff cost to revenue ratio, including incentives, increased by 0.3 margin points to 58.6% compared with 58.3% in 2010. Following intentional containment in 2009 and 2010 post-Lehman, the Group continued to increase its investment in human capital in 2011, particularly in the faster growing geographic and functional markets as like-for-like revenues and gross margin increased significantly. However, the Group’s more representative staff costs to gross margin ratio remained flat at 63.6% compared with the prior year, as gross margin grew faster than revenues.

Operating costs

During 2011, the Group continued to reap the benefits of containing operating costs, with improvements across most cost categories, particularly direct, property, commercial and office costs.

Reported operating costs (including direct costs, but excluding goodwill impairment, amortisation of acquired intangibles and investment gains and write-downs), rose by 6.1% and by 7.1% in constant currency. On a like-for-like basis, total operating and direct costs rose 4.2%. Reported staff costs excluding incentives rose by 8.6% and by 9.6% in constant currency. Incentive payments amounted to £338 million or over $500 million, which was 19.9% of headline operating profit before incentives and income from associates and represented close to maximum achievement of agreed performance objectives. Given the record profit and margin performance in 2011, most of the Group’s operating companies achieved record incentive levels – reflecting pay for performance, not failure.

On a like-for-like basis, the average number of people in the Group, excluding associates, in 2011 was 109,971, compared to 105,122 in 2010, an increase of 4.6%. On the same basis, the total number of people in the Group, excluding associates, at 31 December 2011 was 113,615 compared to 108,883 at 31 December 2010, an increase of 4,732 or 4.3%. On the same basis revenues increased 5.3% and gross margin 5.9%. This is yet another demonstration of the fact that

[11]	Short and long-term incentives and the cost of share-based incentives growth creates jobs. In the United Kingdom, alone, 907 people were added on a like-for-like basis - up 9% as revenues and gross margin grew on the same basis by 6.7% and 8.6% respectively. The Group’s employer social taxes in the United Kingdom rose 11.6% on the same basis.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were up 2.5% at £199.9 million, compared with £195.1 million in 2010, an increase of £4.8 million, reflecting lower average net debt, offset by higher funding costs.

The tax rate on headline profit before tax was 22.0% (2010 22.0%) and on reported profit before tax was 9.1% (2010 22.4%). The difference is primarily due to the exceptional release of prior year corporate tax provisions following the resolution of a number of open tax matters, together with deferred tax credits in relation to amortisation of acquired intangible assets.

Earnings and dividend

Headline profit before tax was up 18.9% to £1.229 billion from £1.034 billion, or up 20.0% in constant currencies.

Reported profit before tax rose by 18.5%, to over £1 billion for the first time, at £1.008 billion from £851 million. In constant currencies, reported profit before tax rose by 19.6%.

Profits attributable to share owners rose by 43.4% to £840 million from £586 million.

Headline diluted earnings per share rose by 19.4% to 67.7p from 56.7p. In constant currencies, earnings per share on the same basis rose by 20.3%. Headline diluted earnings per share (including the exceptional tax credit), rose by 33.3% to 75.6p and by 34.6% in constant currencies. Reported diluted earnings per share increased 40.5% to 64.5p from 45.9p and by 42.1% in constant currencies.

In line with the statement made with the Group’s 2010 Preliminary Results, announcing the intention to raise the dividend pay-out ratio, from around a third to 40%, the Board declares an increase of 45% in the second interim ordinary dividend to 17.14p per share, which together with the first interim dividend of 7.46p per share, makes a total of 24.60p per share for 2011, an overall increase of 38.3%. The record date for this second interim dividend is 8 June 2012, payable on 9 July 2012. This represents a dividend pay-out ratio of 33% on headline diluted earnings per share (including the exceptional tax credit) and 36% on headline diluted earnings per share (excluding the exceptional tax credit). This compares to a pay-out ratio of 31% in 2010. As noted above, the Board’s objective remains to increase the dividend pay-out ratio to approximately 40% over time.

Following share owner approval at the Company’s General Meeting in 2011, the Board has put in place a Scrip Dividend Scheme which enables share owners to elect to receive new fully paid ordinary shares in the Company instead of cash dividends. This scheme commenced with the second interim dividend for 2010.

The Company continues to operate the Dividend Access Plan, which allows share owners who have elected (or, by virtue of holding 100,000 or fewer shares, are deemed to have elected) to participate in the plan to receive cash dividends from a UK source without being subject to any Irish or UK withholding taxes.

Further details of WPP’s financial performance are provided in Appendices 1, 2 and 3.

Regional review

The pattern of revenue growth differed regionally. The tables below give details of revenue and revenue growth by region for 2011, as well as the proportion of Group revenues and operating profit and operating margin by region;

Revenue analysis

£ million	2011	Δ reported	Δ constant[12]	Δ LFL[13]		% group	2010	% group
N. America	3,388	2.7%	6.3%	2.9%		33.8%	3,300	35.3%
United Kingdom	1,184	8.8%	8.8%	6.7%	*	11.8%	1,088	11.7%
W. Europe	2,505	7.7%	6.3%	2.2%		25.0%	2,325	24.9%
AP, LA, AME, CEE[14]	2,945	12.5%	12.6%	10.5%		29.4%	2,618	28.1%
Total Group	10,022	7.4%	8.4%	5.3%	*	100.0%	9,331	100.0%

*	Like-for-like gross margin growth of 8.6% in the UK and 5.9% for the Group

Operating profit analysis (Headline PBIT)

£ million	2011	% margin	2010	% margin
N. America	526	15.5%	485	14.7%
United Kingdom	165	14.0%	148	13.6%
W. Europe	284	11.3%	221	9.5%
AP, LA, AME, CEE[14]	454	15.4%	375	14.3%
Total Group	1,429	14.3%	1,229	13.2%

North America continued to show good growth throughout the year, with constant currency revenues up 6.3%.

The United Kingdom, against market trends, showed even stronger growth, with constant currency revenues up almost 9% and gross margin even stronger up almost 11%, accelerating in the second half.

Western Continental Europe, although relatively more difficult, grew constant currency revenues by over 6%, partially reflecting acquisition activity. Austria, Germany, Switzerland and Turkey all showed strong like-for-like growth for the year, but France and especially Greece, Portugal and Spain remained affected by the Eurozone debt crisis.

In Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, revenue growth was strongest, up well over 12%, principally driven by Latin America and the BRICs15 and Next 1116 parts of Asia Pacific and the CIVETS17 and the MIST18. Like-for-like growth was up well over 10%.

Latin America showed the strongest growth of all of our sub-regions in the year, with constant currency revenues up over 14% and up over 18% like-for-like. The Middle East remained the most challenged sub-region. In Central and Eastern Europe, constant currency revenues were up over

[12]	Percentage change at constant currency exchange rates
[13]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[14]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
[15]	Brazil, Russia, India and China
[16]	Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey (the Group has no operations in Iran)
[17]	Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa
[18]	Mexico, Indonesia, South Korea and Turkey

6% and up almost 6% like-for-like, with strong growth in Russia, Ukraine, Kazakhstan, Poland and Romania but Hungary and the Czech Republic were more challenging. Growth in the BRICs, which account for almost $2 billion of revenue, was over 17%, on a like-for-like basis, with Next 11 and CIVETS up 13% and well over 9% respectively on the same basis. The MIST was up almost 14%.

In 2011, over 29% of the Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – over 1.0 percentage point more compared with the previous year and against the Group’s strategic objective of 35-40% in the next three to four years.

Business sector review

The pattern of revenue growth also varied by communications services sector and operating brand. The tables below give details of revenue, revenue growth by communications services sector as well as the proportion of Group revenues and operating profit and operating margin by communications services sector;

Revenue analysis

£ million	2011	Δ reported	Δ constant[19]	Δ LFL[20]		% group	2010	% group
AMIM[21]	4,157	11.4%	12.2%	7.4%		41.5%	3,733	40.0%
Consumer Insight	2,458	1.1%	1.7%	0.8%	*	24.5%	2,430	26.0%
PR & PA22	886	4.8%	6.2%	4.6%		8.8%	845	9.1%
BI, HC & SC23	2,521	8.5%	10.1%	6.9%		25.2%	2,323	24.9%
Total Group	10,022	7.4%	8.4%	5.3%	*	100.0%	9,331	100.0%

*	Like-for-like gross margin growth of 1.9% in Consumer Insight and 5.9% for the Group

Operating profit analysis (Headline PBIT)

£ million	2011	% margin	2010	% margin
AMIM[21]	668	16.1%	573	15.3%
Consumer Insight	258	10.5%	235	9.7%
PR & PA22	143	16.1%	133	15.8%
BI, HC & SC23	360	14.3%	288	12.4%
Total Group	1,429	14.3%	1,229	13.2%

In 2011, over 30% of the Group’s revenues came from direct, digital and interactive, up over 1.0 percentage point from the previous year.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenues grew by 12.2%, with like-for-like growth of 7.4%. Of the Group’s advertising networks, Ogilvy & Mather Worldwide, Grey and United finished the year strongly, with particularly strong growth in the United Kingdom, Latin America and Africa. Growth in the Group’s media investment management businesses has been very consistent throughout the year, with constant currency revenues up almost 19% for the year and like-for-like growth up almost 13%. tenthavenue, the “engagement” network focused on out-of-home media, was established towards the end of 2010 and in 2011 showed strong revenue growth, with like-for-like revenues up over 14%. The strong revenue growth across most of the Group’s businesses, together with good cost control, resulted in the combined reported operating margin of this sector improving by 0.8 margin points to 16.1%.

[19]	Percentage change at constant currency exchange rates
[20]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[21]	Advertising, Media Investment Management
[22]	Public Relations & Public Affairs
[23]	Branding and Identity, Healthcare and Specialist Communications

In 2011, Ogilvy & Mather Worldwide, JWT, Y&R, Grey and United generated net new business billings of £909 million ($1.455 billion).

In the same year, GroupM, the Group’s media investment management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis, together with tenthavenue, generated net new business billings of £1.587 billion ($2.539 billion).

Consumer Insight

On a constant currency basis, consumer insight revenues grew 1.7%, with gross margin up 2.2%. On a like-for-like basis revenues were up 0.8% with gross margin growth stronger at 1.9%. Reported operating margins improved 0.8 margin points to 10.5% (reported gross margin margins improved 1.1 margin points to 14.3%) - reflecting the benefit of continued cost focus. As a result, operating profit was up almost 10% to £258 million.

Good performances were recorded by TNS Foresight in the United States, TNS RMS in the United Kingdom, TNS Infratest in Germany, TNS Russia, Kazakhstan, the Middle East, Brazil, India, Indonesia, South Korea, the Philippines and Singapore; by Millward Brown in the United Kingdom, France, Germany, Hungary, the Netherlands, Poland, Turkey, East and West Africa and Impact in Africa, Brazil, Mexico, Peru, Hong Kong, Taiwan, ACSR in China, India, Indonesia, South Korea, the Philippines and Vietnam; by Kantar Media at TGI in the United Kingdom, TRAM in the United States, the United Kingdom, Scandinavia, Russia, Kazakhstan, Estonia, Israel and the Philippines; by Kantar Worldpanel in the United Kingdom, Ireland, France, Argentina, Brazil, Costa Rica, El Salvador, Mexico, South Korea, Malaysia, Philippines, Taiwan, Thailand and Vietnam; by Kantar Health in All Global in the United States, Germany, Egypt and China; by Added Value in the United States, the United Kingdom, France and Hong Kong; by Lightspeed/GMI in the United States, the United Kingdom and Australia; by Kantar Retail at Glendinning in the United States and Red Dot Square in the United Kingdom.

Public Relations and Public Affairs

In constant currencies the Group’s public relations and public affairs businesses had another good year with full year growth of 6.2%, with like-for-like revenues up 4.6%. Operating margins rose by 0.3 margin points to 16.1%. Ogilvy Public Relations, Cohn & Wolfe and Hering Schuppener in Germany did particularly well.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive) constant currency revenues grew strongly at 10.1% with like-for-like growth of 6.9%. Like-for-like revenue growth slipped slightly in quarter four but remained above 6%. The Group’s global direct, digital and interactive agencies showed continuing strong growth, with like-for-like revenues up well over 7% for the year. This sector showed strong margin improvement, with reported operating margins up 1.9 margin points to 14.3%.

Many companies performed well:

•

In branding and identity – Landor in Cincinnati, the United Kingdom, Spain, Italy, Dubai, Hong Kong and Singapore; The Brand Union in New York, France, Germany, Spain, Dubai, China and Singapore; FITCH in the United States, Dubai, Qatar, India, Malaysia and Singapore; VBAT in the Netherlands, Lambie-Nairn and The Partners in the United Kingdom.

•

In healthcare – Ogilvy CommonHealth in the United States, the United Kingdom, Germany, Scandinavia, Switzerland, Turkey and Australia; Sudler & Hennessey in New York, the United Kingdom and India; ghg in New York and Kansas City in the United States, ghg London, Darwin Grey and Westaway Gillis in the United Kingdom, France and Australia.

•

In promotion, direct and interactive – OgilvyOne in Atlanta, Chicago, Global Strategies, Leopard, OgilvyOne and Redworks West and The Lacek Group in the United States, OgilvyOne Canada, the United Kingdom, France, Germany, Italy, Scandinavia, Switzerland, Argentina, Brazil, Mexico, China, India, Indonesia, Singapore, Taiwan and Thailand; Wunderman in Designkitchen, Detroit, rtcrm and Blast Radius in the United States, Belgium, Denmark, Finland, France, Italy, Spain, Switzerland, MENACOM in the Middle East, Argentina, Brazil, Chile, Colombia, Mexico, Hong Kong, India, Japan and South Korea; G2 in Chicago, New York and San Francisco in the United States, the United Kingdom, France, Italy, Romania, Russia, Brazil, China, Malaysia and Vietnam; Other companies - Coley Porter Bell, OgilvyAction, Digit and HeathWallace in the United Kingdom, KGM Datadistribution in Sweden.

•	In specialist communications – Compas, The Food Group, Pace and MJM in the United States, BDG, the Farm, Hogarth and Metro in the United Kingdom and Prism in the United Kingdom, Germany and Thailand.

•

In digital – 24/7 Real Media in the United States, the United Kingdom, Austria, France, Italy, the Netherlands, Spain, Sweden and South Korea; Possible WW in the United States, the United Kingdom, Singapore and Gringo in Brazil; Other companies - Imaginet, Digitaria, Lunchbox, Malone, VML, Blue State Digital and Rockfish in the United States and VML in the United Kingdom.

Client review

Including associates, the Group currently employs over 158,000 full-time people (up approximately 12,000, from over 146,000 the previous year) in over 2,500 offices in 107 countries. It services 344 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 63 of the NASDAQ 100, 33 of the Fortune e-50 and 730 national or multi-national clients in three or more disciplines. 472 clients are served in four disciplines and these clients account for almost 57% of Group revenues. This reflects the increasing opportunities for co-ordination and co-operation or “horizontality” between activities both nationally and internationally and at a client and country level. The Group also works with 359 clients in 6 or more countries. The Group estimates that well over 35% of new assignments in the year were generated through the joint development of opportunities by two or more Group companies.

Cash flow highlights

In 2011, operating profit was £1.192 billion, depreciation and amortisation £384 million, non-cash share-based incentive charges £79 million, net interest paid £178 million, tax paid £248 million, capital expenditure £253 million and other net cash inflows £37 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share re-purchases and dividends was, therefore, over £1 billion for the first time, at £1.013 billion.

This free cash flow was absorbed by £532 million in net cash acquisition payments and investments (of which £151 million was for earnout payments and loan note redemptions with the balance of £381 million for investments and new acquisition payments net of disposal proceeds), £182 million in share repurchases and £218 million in dividends, a total outflow of £932 million. This resulted in a net cash inflow of £81 million, before any changes in working capital.

A summary of the Group’s unaudited cash flow statement and notes as at 31 December 2011 is provided in Appendix 1.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and consumer insight, 24 acquisitions and investments were in new markets, 32 in new media and 8 in consumer insight, including data analytics and the application of technology, with the balance of 7 driven by individual client or agency needs.

Specifically, in 2011, acquisitions and increased equity stakes have been executed in advertising and media investment management in the United States, France, Germany, the Netherlands, Bahrain, South Africa, Brazil, Chile, China, India, South Korea and the Philippines; in consumer insight in the United States, Ireland, Germany, Poland, Russia, Kenya, Japan and Sri Lanka; in public relations and public affairs in the United States, the United Kingdom, South Africa and Singapore; in direct, digital and interactive in the United States, the United Kingdom, Austria, Brazil, China, the Philippines and Singapore and in specialist communications in the United States and Kenya.

Balance sheet highlights

Average net debt in 2011 fell by £193 million to £2.811 billion, compared to £3.004 billion in 2010, at 2011 exchange rates. On 31 December 2011 net debt was £2.465 billion, against £1.888 billion on 31 December 2010, an increase of £577 million, reflecting stronger acquisition and share buy-back activity in the latter half of the year.

Your Board continues to examine ways of deploying its EBITDA of £1.6 billion or over $2.5 billion and substantial free cash flow of over £1 billion or over $1.6 billion per annum, to enhance share owner value. The Group’s current market value of £10.2 billion implies an EBITDA multiple of 6.2 times, on the basis of the full year 2011 results. Including year end net debt of £2.465 billion, the Group’s enterprise value to EBITDA multiple is 7.7 times.

As mentioned in the Group’s 2010 Preliminary Results Announcement, the average net debt to headline EBITDA ratio at 31 December 2010 had improved to 2.1 times, a year ahead of the schedule outlined at the time of the TNS acquisition in October 2008. Based on the 12 months to 30 June 2011, the average net debt to headline EBITDA fell further to 1.8 times and for the 12 months to 31 December 2011 fell again to 1.7 times, well within the Group’s current target range of 1.5 - 2.0 times.

A summary of the Group’s unaudited balance sheet and notes as at 31 December 2011 is provided in Appendix 1.

Capital markets

During November 2011, The Group successfully launched a new $500 million 10 year fixed rate bond at a coupon of 4.75%. In addition $281 million of the existing $650 million 5.875% bonds due in 2014 were exchanged for a further issue of $312 million of the new 4.75% bonds. This, along with the replacement of the $1.65 billion bank facility originally due to expire in 2012, with a new 5 year facility of the same amount, has significantly extended the maturity profile of the Group’s borrowings.

Return of funds to share owners

Following the strong first-half results, your Board raised the dividend by 25%, around 5 percentage points faster than the growth in headline diluted earnings per share, a pay-out ratio in the first half of 33%. For the full year, headline diluted earnings per share (including the exceptional tax credit) rose by 33% and as a result, the second interim dividend has been increased by 45%, bringing the total dividend for the year to 24.60p per share, up 38%, 5 percentage points higher than the growth in headline diluted earnings per share (including the exceptional tax credit) and 19 percentage points higher than the growth in headline diluted earnings per share (excluding the exceptional tax credit). As indicated in the AGM statement in June 2011, the Board’s objective remains to increase the dividend pay-out ratio to approximately 40% over time compared to the 2010 ratio of 31%. In 2011, it reached 36% on headline diluted earnings per share (excluding the exceptional tax credit) and 33% on headline diluted earnings per share (including the exceptional tax credit). Dividends paid in respect of 2011 will total over £300 million for the year.

In 2011, 25.9 million shares, or 2.1% of the issued share capital, were purchased at an average price of £7.02 per share, returning a further £182 million to share owners.

Current trading

January 2012 revenues were in line with budget and on a like-for-like basis were up 4% with gross margin up similarly. All regions and sectors were up, with Asia Pacific and Latin America and advertising and media investment management, public relations and public affairs up the strongest.

Outlook

Macroeconomic and industry context

2011, the Group’s twenty sixth year, was a record year on virtually whatever measure you care to name. This record performance was achieved in difficult circumstances, particularly in the second half of the year. The lack of strong, co-ordinated political leadership around the Eurozone crisis triggered uncertainty amongst both consumers and corporates across the globe and this was reflected in a slowdown in economic activity in most geographic regions and functional sectors. Despite this, advertising and marketing services expenditures continued to rise and there seem to have been some significant changes, particularly in corporate behaviour, to explain why. In 2009, post-Lehman, all bets were off. Consumers and corporates were focused almost totally on rapidly reducing costs and de-leveraging. In 2010 and 2011, however, the situation seemed to change. The financial world did not, in fact, come to an end as some had predicted. Western based multi-national companies, which today are reputed to be sitting on as much as $2 trillion net cash with relatively un-leveraged balance sheets, were still fearful of making mistakes but prepared to invest in capacity and behind brands in fast growing markets. At the same time, they were also prepared to invest in brands to maintain or increase market share even in slow growth Western markets, such as the United States and Western Europe. This has the virtue of not increasing fixed costs, although we in the communications business regard brand spending as a fixed investment and not a discretionary cost. This positive double-whammy has clearly benefitted our industry over the last two years.

2012 may well be similar and we may benefit again. Forecasts of worldwide real GDP growth still hover around 2-3% with inflation of 2% giving nominal GDP growth of 4-5%. Advertising as a proportion of GDP should at least remain constant, as it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman and grow at a similar rate to GDP. The three maxi-quadrennial events of 2012, the UEFA Football Championships in Central and Eastern Europe, the Summer Olympics and Paralympics in London and last, but not least, the US Presidential Elections in November should underpin industry growth by 1% alone this year. Both consumers and corporates are likely to continue to be cautious and fearful, but should continue to purchase or invest in brands in both fast and slow growth markets. In addition, although there may not have been the required strong political leadership in the Eurozone, it is just possible that Europe will muddle through the current crisis, without a catastrophic failure, although the Iranian and Middle-Eastern situation poses another threat to global stability and oil prices. Some worry about Chinese growth rates and hard landings, although we see little let-up in Mainland China and believe the worst case is a soft landing, following the strategies laid out in the Twelfth Five Year Plan.

One of the clouds on the horizon, may, however be 2013. There will be no maxi- or mini- quadrennial events in that year. It now seems more likely, that President Obama will be re-elected and will have to confront the intimidating US budget deficit, whilst dealing with a Republican-controlled House of Representatives and Senate. Legislative gridlock may continue at a time when kicking the can down the road may no longer be viable.

Financial guidance

The budgets for 2012 have been prepared on a conservative basis, as usual, reflecting the faster growing geographical markets of Asia Pacific, Latin America, Africa and Central and Eastern Europe and faster growing functional sectors of advertising, media investment management and direct, digital and interactive to some extent moderated by the slower growth in the mature markets of the United States and Western Europe. Our 2012 budgets show the following;

¡	Like-for-like revenue and gross margin growth of around 4%

¡	Target operating margin improvement of 0.5 margin points

In 2012, our prime focus will remain on growing revenues and gross margin faster than the industry average, driven by our leading position in the new markets, in new media, in consumer insight, including data analytics and the application of technology, creativity and “horizontality”. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) have returned close to historical highs of around 7% of revenues and continue to position the Group extremely well, if current market conditions change.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. “Horizontality” has been accelerated through the appointment of over 30 global client leaders for our major clients, accounting for about one third of total revenues of $16 billion and country managers in half a dozen test markets. Emphasis has been laid on the areas of media investment management, healthcare, corporate social responsibility, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches.

In the future, our business is, geographically and functionally, well positioned to compete successfully and to deliver on our long-term targets:

¡	Revenue and gross margin growth greater than the industry average including acquisitions

¡	Improvement in operating margin of 0.5 margin points or more depending on revenue growth and staff cost to revenue ratio improvement of 0.3 margin points or more

¡	Annual PBIT growth of 10% to 15% p.a. delivered through revenue growth, margin expansion and acquisitions

Uses of funds

As capital expenditure remains roughly equivalent to our depreciation charge of £211 million, our focus is on the alternative uses of funds between acquisitions, share buy-backs and dividends. We have increasingly come to the view, that currently, the markets favour consistent increases in dividends and higher maintainable pay-out ratios, along with anti-dilutive buy-backs and, of course, sensibly-priced strategic acquisitions.

Buy-back strategy

Share buy-backs will continue to be targeted to absorb any share dilution from scrip dividends, issues of options or restricted stock, although the Company does also have considerable free cash flow to take advantage of any anomalies in market values, as it did last year.

Acquisition strategy

There is a very significant pipeline of reasonably priced small and medium sized potential acquisitions, with the exception of Brazil and India and digital in the United States, where prices seem to have got ahead of themselves because of pressure on competitors to catch up. This is clearly reflected in some of the operational issues that are starting to surface elsewhere, particularly in fast growing markets like China. Transactions will be focused on our strategy of new markets, new media and consumer insight, including data analytics and the application of new technology. Net acquisition spend is currently targeted at around £300 million per annum and we will continue to seize opportunities in line with our strategy to increase the Group’s exposure to:

¡	Faster growing geographic markets and sectors

¡	Consumer insight, including data analytics and the application of technology

Last but not least…….

For companies such as ours, the regular acquisition of new business from new clients in open competition carries huge significance. More than any other form of achievement, it hits the headlines. It signals, very publicly, progress and momentum and state-of-the-art professionalism. It works as a kind of compliment to existing clients. And it is a great morale booster for staff. So it is extremely gratifying to be able to report that the Group’s 2011 new business performance continued, across disciplines and territories, to be outstanding.

At least as admirable, however, if less publicly recognised, is the ability of our companies to continue to service and satisfy existing clients – over many years and often through times of considerable difficulty. In 2011, an outstanding validation of this was the award of the first Lion at Cannes to any Holding Company for creative excellence. This ability to service and satisfy clients is sometimes referred to as client retention; but that’s a seriously misleading term. Client retention suggests little more than passive custodianship; looking after what you have got and making sure it does not slip away. In truth, of course, to satisfy properly demanding existing clients requires at least as much energy, initiative, enterprise and imagination as any hectic new business presentation – and on top of that, the ability to sustain such service over very long periods of time.

So while we delight in our new business record, and thank and congratulate those thousands of our people who contributed to it, we would like to reserve our last word of gratitude for those many more thousands who continued to prove, day in and day out, the value to their clients of the skills and talents of WPP professionals. It is testing and admirable work that they do, that sometimes goes unrecognised.

For further information:

Sir Martin Sorrell             }

Paul Richardson               }      +44 20 7408 2204

Feona Mc Ewan               }

Fran Butera                              +1 212 632 2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Preliminary results for the year ended 31 December 2011

Unaudited preliminary consolidated income statement for the year ended 31 December 2011

£ million	Notes	2011	2010	+/(-)%	Constant Currency[1] +/(-)%
Billings		44,791.8	42,683.6	4.9	5.9

Revenue	6	10,021.8	9,331.0	7.4	8.4
Direct costs		(783.3)	(770.5)	(1.7)	(1.8)
Gross profit		9,238.5	8,560.5	7.9	9.0
Operating costs	4	(8,046.3)	(7,587.5)	(6.0)	(7.1)
Operating profit		1,192.2	973.0	22.5	23.9
Share of results of associates	4	66.1	55.2	19.7	17.9
Profit before interest and taxation		1,258.3	1,028.2	22.4	23.5
Finance income	5	97.3	81.7	19.1	21.1
Finance costs	5	(297.2)	(276.8)	(7.4)	(8.3)
Revaluation of financial instruments	5	(50.0)	18.2	—	—
Profit before taxation		1,008.4	851.3	18.5	19.6
Taxation	7	(91.9)	(190.3)	51.7	51.5
Profit for the year		916.5	661.0	38.7	40.2

Attributable to:
Equity holders of the parent		840.1	586.0	43.4	45.0
Non-controlling interests		76.4	75.0	(1.9)	(3.5)
		916.5	661.0	38.7	40.2

Headline PBIT	6,19	1,429.0	1,228.7	16.3	17.3
Headline PBIT margin	6,19	14.3%	13.2%
Headline PBT	19	1,229.1	1,033.6	18.9	20.0

Earnings per share[2]
Basic earnings per ordinary share	9	67.6p	47.5p	42.3	43.9
Diluted earnings per ordinary share	9	64.5p	45.9p	40.5	42.1

[1]	The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary attached to this appendix.
[2]	The calculations of the Group’s earnings per share and headline earnings per share are set out in note 9.

Unaudited preliminary consolidated statement of comprehensive income for the year ended 31 December 2011

£ million	2011	2010
Profit for the year	916.5	661.0
Exchange adjustments on foreign currency net investments	(256.3)	156.3
Gain/(loss) on revaluation of available for sale investments	11.3	(59.8)
Actuarial loss on defined benefit pension plans	(72.0)	(0.4)
Deferred tax on defined benefit pension plans	0.1	0.2
Other comprehensive (loss)/income relating to the year	(316.9)	96.3
Total comprehensive income relating to the year	599.6	757.3

Attributable to:
Equity holders of the parent	529.5	672.6
Non-controlling interests	70.1	84.7
	599.6	757.3

Unaudited preliminary consolidated cash flow statement for the year ended 31 December 2011

£ million	Notes	2011	2010
Net cash inflow from operating activities	10	665.2	1,361.2
Investing activities
Acquisitions and disposals	10	(469.8)	(200.1)
Purchase of property, plant and equipment		(216.1)	(190.5)
Purchase of other intangible assets (including capitalised computer software)		(37.1)	(27.0)
Proceeds on disposal of property, plant and equipment		13.2	7.6
Net cash outflow from investing activities		(709.8)	(410.0)
Financing activities
Share option proceeds		28.8	42.7
Cash consideration for non-controlling interests	10	(62.6)	(15.1)
Share repurchases and buybacks	10	(182.2)	(46.4)
Net increase in borrowings	10	301.4	19.8
Financing and share issue costs		(11.9)	(3.5)
Equity dividends paid		(218.4)	(200.4)
Dividends paid to non-controlling interests in subsidiary undertakings		(62.2)	(66.7)
Net cash outflow from financing activities		(207.1)	(269.6)
Net (decrease)/increase in cash and cash equivalents		(251.7)	681.6
Translation differences		(29.9)	82.2
Cash and cash equivalents at beginning of year		1,709.8	946.0
Cash and cash equivalents at end of year	10	1,428.2	1,709.8

Reconciliation of net cash flow to movement in net debt:
Net (decrease)/increase in cash and cash equivalents		(251.7)	681.6
Cash inflow from increase in debt financing		(289.5)	(16.3)
Debt acquired		(17.5)	—
Other movements		(16.4)	(17.7)
Translation difference		(1.3)	104.4
Movement of net debt in the year		(576.4)	752.0
Net debt at beginning of year		(1,888.4)	(2,640.4)
Net debt at end of year	11	(2,464.8)	(1,888.4)

Unaudited preliminary consolidated balance sheet as at 31 December 2011

£ million	Notes	2011	2010
Non-current assets
Intangible assets:
Goodwill	12	9,430.8	9,106.3
Other	13	1,859.9	1,904.5
Property, plant and equipment		728.3	708.4
Interests in associates		801.3	792.1
Other investments		190.8	173.7
Deferred tax assets		86.0	79.1
Trade and other receivables	14	309.1	323.5
		13,406.2	13,087.6

Current assets
Inventory and work in progress		333.9	366.0
Corporate income tax recoverable		88.5	82.9
Trade and other receivables	14	8,919.7	8,843.4
Cash and short-term deposits		2,402.3	1,965.2
		11,744.4	11,257.5
Current liabilities
Trade and other payables	15	(11,165.5)	(11,703.6)
Corporate income tax payable		(113.4)	(115.8)
Bank overdrafts and loans		(974.1)	(255.4)
		(12,253.0)	(12,074.8)
Net current liabilities		(508.6)	(817.3)
Total assets less current liabilities		12,897.6	12,270.3

Non-current liabilities
Bonds and bank loans		(3,893.0)	(3,598.2)
Trade and other payables	16	(553.1)	(388.6)
Corporate income tax payable		(379.5)	(481.8)
Deferred tax liabilities		(741.4)	(750.7)
Provisions for post-employment benefits		(282.3)	(241.5)
Provisions for liabilities and charges		(154.0)	(161.6)
		(6,003.3)	(5,622.4)
Net assets		6,894.3	6,647.9
Equity
Called-up share capital	17	126.6	126.4
Share premium account		105.7	54.5
Shares to be issued		2.4	3.1
Other reserves		(4,197.3)	(3,954.0)
Own shares		(177.6)	(144.8)
Retained earnings		10,803.5	10,361.4
Equity share owners’ funds		6,663.3	6,446.6
Non-controlling interests		231.0	201.3
Total equity		6,894.3	6,647.9

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2011

£ million	Called-up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2010	125.6	12.6	5.5	(4,044.9)	(154.0)	9,949.2	5,894.0	181.7	6,075.7
Ordinary shares issued	0.8	41.9	(2.4)	1.2	—	0.9	42.4	—	42.4
Exchange adjustments on foreign currency net investments	—	—	—	146.6	—	—	146.6	9.7	156.3
Net profit for the year	—	—	—	—	—	586.0	586.0	75.0	661.0
Dividends paid	—	—	—	—	—	(200.4)	(200.4)	(66.7)	(267.1)
Non-cash share-based incentive plans (including stock options)	—	—	—	—	—	70.4	70.4	—	70.4
Tax adjustments on share-based payments	—	—	—	—	—	21.1	21.1	—	21.1
Net movement in own shares held by ESOP Trusts	—	—	—	—	9.2	(55.6)	(46.4)	—	(46.4)
Actuarial loss on defined benefit pension plans	—	—	—	—	—	(0.4)	(0.4)	—	(0.4)
Deferred tax on defined benefit pension plans	—	—	—	—	—	0.2	0.2	—	0.2
Loss on revaluation of available for sale investments	—	—	—	(59.8)	—	—	(59.8)	—	(59.8)
Recognition/remeasurement of financial instruments	—	—	—	2.9	—	0.9	3.8	—	3.8
Acquisition of subsidiaries[1]	—	—	—	—	—	(10.9)	(10.9)	1.6	(9.3)
Balance at 31 December 2010	126.4	54.5	3.1	(3,954.0)	(144.8)	10,361.4	6,446.6	201.3	6,647.9
Ordinary shares issued	0.6	30.4	(0.7)	0.6	—	—	30.9	—	30.9
Share cancellations	(0.7)	—	—	0.7	—	(45.9)	(45.9)	—	(45.9)
Treasury share additions	—	—	—	—	(29.8)	—	(29.8)	—	(29.8)
Treasury share allocations	—	—	—	—	0.8	(0.8)	—	—	—
Exchange adjustments on foreign currency net investments	—	—	—	(250.0)	—	—	(250.0)	(6.3)	(256.3)
Net profit for the year	—	—	—	—	—	840.1	840.1	76.4	916.5
Dividends paid	0.3	20.8	—	—	—	(239.5)	(218.4)	(62.2)	(280.6)
Non-cash share-based incentive plans (including stock options)	—	—	—	—	—	78.8	78.8	—	78.8
Tax adjustment on share-based payments	—	—	—	—	—	(11.7)	(11.7)	—	(11.7)
Net movement in own shares held by ESOP Trusts	—	—	—	—	(3.8)	(102.7)	(106.5)	—	(106.5)
Actuarial loss on defined benefit pension plans	—	—	—	—	—	(72.0)	(72.0)	—	(72.0)
Deferred tax on defined benefit pension plans	—	—	—	—	—	0.1	0.1	—	0.1
Gain on revaluation of available for sale investments	—	—	—	11.3	—	—	11.3	—	11.3
Recognition/remeasurement of financial instruments	—	—	—	(5.9)	—	33.8	27.9	—	27.9
Acquisition of subsidiaries[1]	—	—	—	—	—	(38.1)	(38.1)	21.8	(16.3)
Balance at 31 December 2011	126.6	105.7	2.4	(4,197.3)	(177.6)	10,803.5	6,663.3	231.0	6,894.3

Total comprehensive income relating to the year ended 31 December 2011 was £599.6 million (2010: £757.3 million).

[1]

Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited preliminary consolidated financial statements

1.	Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB), and with the accounting policies of the Group which were set out on pages 149 to 155 of the 2010 Annual Report and Accounts. No changes have been made to the Group’s accounting policies in the year ended 31 December 2011.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The Company’s 2011 Annual Report and Accounts will be prepared in compliance with IFRS. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the annual report and audited financial statements are available on the Company’s website.

Statutory Information

The financial information included in this preliminary announcement does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2010 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The statutory accounts for the year ended 31 December 2011 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the Company’s General Meeting. The audit report for the year ended 31 December 2011 has yet to be signed.

The announcement of the preliminary results was approved by the board of directors on 1 March 2012.

Notes to the unaudited preliminary consolidated financial statements (continued)

3.	Currency conversion

The reporting currency of the Group is pound sterling and the unaudited consolidated financial statements have been prepared on this basis.

The 2011 unaudited preliminary consolidated income statement is prepared using, among other currencies, average exchange rates of US$1.6032 to the pound (2010: US$1.5461) and €1.1526 to the pound (2010: €1.1664). The unaudited preliminary consolidated balance sheet as at 31 December 2011 has been prepared using the exchange rates on that day of US$1.5509 to the pound (2010: US$1.5591) and €1.1967 to the pound (2010: €1.1665).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated income statement, is described in the glossary attached to this appendix.

4.	Operating costs and share of results of associates

£ million	2011	2010

Staff costs	5,872.5	5,438.7

Establishment costs	674.1	659.2

Other operating costs	1,499.7	1,489.6

Total operating costs	8,046.3	7,587.5

Other operating costs include:
£ million	2011	2010

Amortisation and impairment of acquired intangible assets	172.0	170.5

Goodwill impairment	—	10.0

Gains on disposal of investments	(0.4)	(4.1)

Gains on re-measurement of equity interest on acquisition of controlling interest	(31.6)	(13.7)

Investment write-downs	32.8	37.5

There was no goodwill impairment charge for the year ended 31 December 2011 (2010: £10.0 million of which £1.7 million related to associates). Investment write-downs of £32.8 million (2010: £37.5 million) relate to certain non-core minority investments in the US and Continental Europe where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

Operating profit includes credits totalling £14.0 million (2010: £16.5 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2010.

Notes to the unaudited preliminary consolidated financial statements (continued)

4.	Operating costs and share of results of associates (continued)

Share of results of associates include:

£ million	2011	2010

Share of profit before interest and taxation	99.9	86.0

Share of exceptional gains/(losses)	2.1	(0.3)

Share of interest and non-controlling interests	(2.5)	(2.7)

Share of taxation	(33.4)	(27.8)

	66.1	55.2

5. Finance income, finance costs and revaluation of financial instruments Finance income includes:
£ million	2011	2010

Expected return on pension plan assets	32.6	30.6

Income from available for sale investments	0.6	9.3

Interest income	64.1	41.8

	97.3	81.7

Finance costs include:
£ million	2011	2010

Interest on pension plan liabilities	43.8	45.9

Interest on other long-term employee benefits	1.8	1.9

Interest payable and similar charges	251.6	229.0

	297.2	276.8

Revaluation of financial instruments include:
£ million	2011	2010

Movements in fair value of treasury instruments	(12.7)	21.8

Revaluation of put options over non-controlling interests	(30.9)	(3.6)

Revaluation of payments due to vendors	(6.4)	—

	(50.0)	18.2

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

£ million	2011	2010

Revenue

Advertising and Media Investment Management	4,157.2	3,733.3

Consumer Insight	2,458.0	2,430.2

Public Relations & Public Affairs	885.4	844.5

Branding & Identity, Healthcare and Specialist Communications	2,521.2	2,323.0

	10,021.8	9,331.0

Headline PBIT[1]

Advertising and Media Investment Management	667.9	573.0

Consumer Insight	258.7	234.8

Public Relations & Public Affairs	142.9	133.1

Branding & Identity, Healthcare and Specialist Communications	359.5	287.8

	1,429.0	1,228.7

Headline PBIT margin

Advertising and Media Investment Management	16.1%	15.3%

Consumer Insight	10.5%	9.7%

Public Relations & Public Affairs	16.1%	15.8%

Branding & Identity, Healthcare and Specialist Communications	14.3%	12.4%

	14.3%	13.2%

[1]	Headline PBIT is defined in note 19.

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	2011	2010

Revenue

United Kingdom	1,183.5	1,087.6

North America[2]	3,388.2	3,299.8

Western Continental Europe[3]	2,505.1	2,325.3

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,945.0	2,618.3

	10,021.8	9,331.0

Headline PBIT[1]

United Kingdom	165.3	147.9

North America[2]	525.6	484.6

Western Continental Europe[3]	284.0	221.6

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	454.1	374.6

	1,429.0	1,228.7

Headline PBIT margin

United Kingdom	14.0%	13.6%

North America[2]	15.5%	14.7%

Western Continental Europe[3]	11.3%	9.5%

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	15.4%	14.3%

	14.3%	13.2%

[1]	Headline PBIT is defined in note 19.
[2]	North America includes the US with revenue of £3,149.9 million (2010: £3,097.9 million) and headline PBIT of £490.2 million (2010: £448.7 million).
[3]	Western Continental Europe includes Ireland with revenue of £40.3 million (2010: £37.4 million) and headline PBIT of £1.1 million (2010: £2.0 million).

Notes to the unaudited preliminary consolidated financial statements (continued)

7.	Taxation

The tax rate on headline PBT1, excluding the impact of the exceptional release of prior year tax provisions and the net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items, was 22.0% (2010: 22.0%). The tax rate on reported PBT was 9.1% (2010: 22.4%).

In 2011, the tax rate on reported PBT was significantly lower than the tax rate on headline PBT due to the resolution of historic tax liabilities and deferred tax credits related to the accounting for acquired intangibles with definite lives. The release of prior year corporate tax provisions was due to the resolution of a number of open matters. Based on the size of this release, it has been classified as an exceptional item and therefore excluded from the calculation of headline earnings.

The cash tax rate on headline PBT was 20.2% (2010: 20.1%).

The tax charge comprises:

£ million	2011	2010

Current tax

Current year	310.3	276.2

Prior years	(47.7)	(1.0)

Exceptional release of prior year provisions	(106.1)	—

Total current tax	156.5	275.2

Deferred tax

Current year	4.5	(21.4)

Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(72.4)	(37.5)

	(67.9)	(58.9)

Prior years	3.3	(26.0)

Total deferred tax	(64.6)	(84.9)

Tax charge	91.9	190.3

[1]	Headline PBT is defined in note 19.

Notes to the unaudited preliminary consolidated financial statements (continued)

8.	Ordinary dividends

The Board has recommended a second interim dividend of 17.14p (2010: 11.82p) per ordinary share in addition to the first interim dividend of 7.46p (2010: 5.97p) per share. This makes a total for the year of 24.60p (2010: 17.79p). Payment of the second interim dividend of 17.14p per ordinary share will be made on 9 July 2012 to holders of ordinary shares in the Company on 8 June 2012.

Following share owner approval at the Company’s General Meeting, the Board has put in place a Scrip Dividend Scheme which enables share owners to elect to receive new fully paid ordinary shares in the Company instead of cash dividends. This scheme commenced with the second interim dividend for 2010.

The Company continues to operate the Dividend Access Plan which allows share owners who have elected (or, by virtue of holding 100,000 or fewer shares, are deemed to have elected) to participate in the plan to receive cash dividends from a UK source without being subject to any Irish or UK withholding taxes.

The Scrip Dividend Scheme Circular and the rules of the Company’s Dividend Access Plan are available to view on the Company’s website www.wpp.com.

Notes to the unaudited preliminary consolidated financial statements (continued)

9.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	2011		2010		+/(-)%	Constant Currency +/(-)%

Reported earnings[1] (£ million)	840.1		586.0

Headline earnings (£ million) (note 19)	882.3		730.8

Headline earnings (including exceptional tax credit) (£ million) (note 19)	988.4		730.8

Average shares used in basic EPS calculation (million)	1,242.7		1,233.1

Reported EPS	67.6	p	47.5	p	42.3	43.9

Headline EPS	71.0	p	59.3	p	19.7	20.8

Headline EPS (including exceptional tax credit)	79.5	p	59.3	p	34.1	35.6

Diluted EPS The calculation of diluted reported and headline EPS is set out below:
	2011		2010		+/(-)%	Constant Currency +/(-)%

Diluted reported earnings (£ million)	866.2		614.3

Diluted headline earnings (£ million)	908.4		759.1

Diluted headline earnings (including exceptional tax credit) (£ million)	1,014.5		759.1

Shares used in diluted EPS calculation (million)	1,342.2		1,339.0

Diluted reported EPS	64.5	p	45.9	p	40.5	42.1

Diluted headline EPS	67.7	p	56.7	p	19.4	20.3

Diluted headline EPS (including exceptional tax credit)	75.6	p	56.7	p	33.3	34.6

Diluted EPS has been calculated based on the reported and headline earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due in 2014. For the year ended 31 December 2011 these convertible bonds were dilutive and earnings were consequently increased by £26.1 million (2010: £28.3 million) for the purpose of the calculation of diluted earnings.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million					2011	2010

Average shares used in basic EPS calculation					1,242.7	1,233.1

Dilutive share options outstanding					4.5	6.7

Other potentially issuable shares					18.5	22.7

£450 million 5.75% convertible bonds					76.5	76.5

Shares used in diluted EPS calculation					1,342.2	1,339.0

At 31 December 2011 there were 1,266,373,821 (2010: 1,264,391,221) ordinary shares in issue.

[1]	Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 16:

Net cash inflow from operating activities:

£ million	2011	2010

Profit for the year	916.5	661.0

Taxation	91.9	190.3

Revaluation of financial instruments	50.0	(18.2)

Finance costs	297.2	276.8

Finance income	(97.3)	(81.7)

Share of results of associates	(66.1)	(55.2)

Operating profit	1,192.2	973.0

Adjustments for:

Non-cash share-based incentive plans (including share options)	78.8	70.4

Depreciation of property, plant and equipment	185.8	184.9

Goodwill impairment	—	10.0

Amortisation and impairment of acquired intangible assets	172.0	170.5

Amortisation of other intangible assets	25.7	25.4

Investment write-downs	32.8	37.5

Gains on disposal of investments	(0.4)	(4.1)

Gains on re-measurement of equity interest on acquisition of controlling interest	(31.6)	(13.7)

(Gains)/losses on sale of property, plant and equipment	(0.9)	0.7

Operating cash flow before movements in working capital and provisions	1,654.4	1,454.6

Movements in working capital and provisions	(620.9)	225.5

Cash generated by operations	1,033.5	1,680.1

Corporation and overseas tax paid	(247.9)	(207.4)

Interest and similar charges paid	(241.4)	(219.7)

Interest received	63.2	50.7

Investment income	0.6	4.2

Dividends received from associates	57.2	53.3

	665.2	1,361.2

Acquisitions and disposals:
£ million	2011	2010

Initial cash consideration	(352.3)	(138.6)

Cash and cash equivalents acquired (net)	98.8	57.0

Earnout payments	(150.0)	(113.3)

Loan note redemptions	(0.8)	(5.1)

Purchase of other investments (including associates)	(68.1)	(23.8)

Proceeds on disposal of investments	2.6	23.7

Acquisitions and disposals	(469.8)	(200.1)

Cash consideration for non-controlling interests	(62.6)	(15.1)

Net acquisition payments and investments	(532.4)	(215.2)

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows (continued)

Share repurchases and buybacks:

£ million	2011	2010

Purchase of own shares by ESOP trust	(106.5)	(46.4)

Share cancellations	(45.9)	—

Shares purchased into treasury	(29.8)	—

	(182.2)	(46.4)

Net increase in borrowings:
£ million	2011	2010

Proceeds from issue of $500 million bonds	319.5	—

Increase in drawings on bank loans	—	19.8

Repayment of debt acquired	(18.1)	—

	301.4	19.8

Cash and cash equivalents:
£ million	2011	2010

Cash at bank and in hand	2,289.2	1,877.1

Short-term bank deposits	113.1	88.1

Overdrafts[1]	(974.1)	(255.4)

	1,428.2	1,709.8

11. Net debt
£ million	2011	2010

Cash and short-term deposits	2,402.3	1,965.2

Bank overdrafts and loans due within one year	(974.1)	(255.4)

Bonds and bank loans due after one year	(3,893.0)	(3,598.2)

	(2,464.8)	(1,888.4)

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited preliminary consolidated financial statements (continued)

12.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £324.5 million (2010: £408.8 million) in the year. This movement includes both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges and the effect of currency translation. Goodwill in relation to associate undertakings decreased by £10.5 million (2010: increased by £27.1 million) in the year.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled £234.1 million (2010: £275.3 million). Earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. An analysis of movements on deferred and earnout obligations is shown in note 16.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed during the year or between 31 December 2011 and the date these preliminary financial statements were approved.

13.	Other intangible assets

The following are included in other intangibles:

£ million	2011	2010

Brands with an indefinite useful life	1,036.4	1,053.7

Acquired intangibles	741.4	781.7

Other (including capitalised computer software)	82.1	69.1

	1,859.9	1,904.5

14. Trade and other receivables Amounts falling due within one year:
£ million	2011	2010

Trade receivables	6,305.1	6,280.6

VAT and sales taxes recoverable	76.2	72.1

Prepayments and accrued income[1]	2,044.0	1,949.4

Other debtors[1]	494.4	541.3

	8,919.7	8,843.4

[1]	Comparative figures have been restated to be consistent with current year presentation.

Notes to the unaudited preliminary consolidated financial statements (continued)

Amounts falling due after more than one year:

£ million	2011	2010

Prepayments and accrued income	2.4	5.6

Other debtors	121.8	123.2

Fair value of derivatives	184.9	194.7

	309.1	323.5

15.	Trade and other payables: amounts falling due within one year

£ million	2011	2010

Trade payables	7,292.7	7,701.1

Deferred income	1,002.3	1,075.9

Payments due to vendors	96.8	207.4

Liabilities in respect of put option agreements with vendors	79.2	136.9

Other creditors and accruals	2,694.5	2,582.3

	11,165.5	11,703.6

16.	Trade and other payables: amounts falling due after more than one year

£ million	2011	2010

Payments due to vendors	137.3	67.9

Liabilities in respect of put option agreements with vendors	89.1	34.1

Fair value of derivatives	139.9	129.4

Other creditors and accruals	186.8	157.2

	553.1	388.6

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout related obligations:

£ million	2011	2010

Within one year	96.8	207.4

Between 1 and 2 years	31.6	39.6

Between 2 and 3 years	25.2	12.1

Between 3 and 4 years	18.6	4.3

Between 4 and 5 years	28.9	4.1

Over 5 years	33.0	7.8

	234.1	275.3

Notes to the unaudited preliminary consolidated financial statements (continued)

16.	Trade and other payables: amounts falling due after more than one year (continued)

The following table sets out the movements of deferred and earnout related obligations during the year:

£ million	2011

At the beginning of the year	275.3

Earnouts paid	(150.0)

New acquisitions	80.4

Revision of estimates taken to goodwill	25.9

Revaluation of payments due to vendors (note 5)	6.4

Foreign exchange impact	(3.9)

At the end of the year	234.1

The Group does not consider there to be any material contingent liabilities as at 31 December 2011.

17.	Issued share capital – movement in the year

Number of equity ordinary shares (million)	2011	2010

At the beginning of the year	1,264.4	1,256.5

Exercise of share options	5.9	7.9

Share cancellations	(7.0)	—

Scrip dividend	3.1	—

At the end of the year	1,266.4	1,264.4

18.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for either year presented.

Notes to the unaudited preliminary consolidated financial statements (continued)

19.	Non-GAAP measures of performance

Reconciliation of profit before interest and taxation to headline PBIT for the year ended 31 December 2011:

£ million	2011	2010

Profit before interest and taxation	1,258.3	1,028.2

Amortisation and impairment of acquired intangible assets	172.0	170.5

Goodwill impairment	—	10.0

Gains on disposal of investments	(0.4)	(4.1)

Gains on re-measurement of equity interest on acquisition of controlling interest	(31.6)	(13.7)

Investment write-downs	32.8	37.5

Share of exceptional (gains)/losses of associates	(2.1)	0.3

Headline PBIT	1,429.0	1,228.7

Finance income	97.3	81.7

Finance costs	(297.2)	(276.8)

	(199.9)	(195.1)

Interest cover on headline PBIT	7.1 times	6.3 times

Calculation of headline EBITDA:

£ million	2011	2010

Headline PBIT (as above)	1,429.0	1,228.7

Depreciation of property, plant and equipment	185.8	84.9

Amortisation of other intangible assets	25.7	25.4

Headline EBITDA	1,640.5	1,439.0

Notes to the unaudited preliminary consolidated financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of profit before taxation to headline PBT and headline earnings for the year ended 31 December 2011:

£ million	2011	2010

Profit before taxation	1,008.4	851.3

Amortisation and impairment of acquired intangible assets	172.0	170.5

Goodwill impairment	—	10.0

Gains on disposal of investments	(0.4)	(4.1)

Gains on re-measurement of equity interest on acquisition of controlling interest	(31.6)	(13.7)

Investment write-downs	32.8	37.5

Share of exceptional (gains)/losses of associates	(2.1)	0.3

Revaluation of financial instruments	50.0	(18.2)

Headline PBT	1,229.1	1,033.6

Taxation (excluding exceptional release of prior year tax provisions and net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items)	(270.4)	(227.8)

Non-controlling interests	(76.4)	(75.0)

Headline earnings	882.3	730.8

Exceptional release of prior year tax provisions	106.1	—

Headline earnings (including exceptional tax credit)	988.4	730.8

Headline earnings	882.3	730.8

Ordinary dividends	239.5	200.4

Dividend cover on headline earnings	3.7 times	3.6 times

Headline PBIT margins before and after share of results of associates:

£ million	Margin	2011	Margin	2010

Revenue		10,021.8		9,331.0

Headline PBIT	14.3%	1,429.0	13.2%	1,228.7

Share of results of associates (excluding exceptional gains/losses)		64.0		55.5

Headline PBIT excluding share of results of associates	13.6%	1,365.0	12.6%	1,173.2

Notes to the unaudited preliminary consolidated financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of free cash flow for the year ended 31 December 2011:

£ million	2011	2010
Cash generated by operations	1,033.5	1,680.1
Plus:
Interest received	63.2	50.7
Investment income	0.6	4.2
Dividends received from associates	57.2	53.3
Share option proceeds	28.8	42.7
Proceeds on disposal of property, plant and equipment	13.2	7.6
Movements in working capital and provisions	620.9	(225.5)
Less:
Interest and similar charges paid	(241.4)	(219.7)
Purchase of property, plant and equipment	(216.1)	(190.5)
Purchase of other intangible assets (including capitalised computer software)	(37.1)	(27.0)
Corporation and overseas tax paid	(247.9)	(207.4)
Dividends paid to non-controlling interests in subsidiary undertakings	(62.2)	(66.7)
Free cash flow	1,012.7	901.8

Notes to the unaudited preliminary consolidated financial statements (continued)

20.	Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2011, the Group has access to £4.8 billion of committed bank facilities with maturity dates spread over the years 2012 to 2021 as illustrated below:

£ million	Maturity by year
		2012	2013	2014	2015	2016	2017	2018+
US bond $812m (4.75% ‘21)	523.8							523.8
£ bonds £200m (6.375% ‘20)	200.0							200.0
£ bonds £400m (6.0% ‘17)	400.0						400.0
Bank revolver ($1,050m and £375m)	1,052.0					1,052.0
Eurobonds €750m (6.625% ‘16)	626.7					626.7
Eurobonds €500m (5.25% ‘15)	417.8				417.8
£450m convertible bonds (5.75% ‘14)	450.0			450.0
US bond $600m (8.0% ‘14)	386.9			386.9
US bond $369m (5.875% ‘14)	237.7			237.7
Eurobonds €600m (4.375% ‘13)	501.4		501.4
TNS private placements $55m	35.5	19.3		16.2
Total committed facilities available	4,831.8	19.3	501.4	1,090.8	417.8	1,678.7	400.0	723.8
Drawn down facilities at 31 December 2011	3,859.5	19.3	501.4	1,090.8	417.8	706.4	400.0	723.8
Undrawn committed credit facilities	972.3
Drawn down facilities at 31 December 2011	3,859.5
Net cash at 31 December 2011	(1,428.2)
Other adjustments	33.5
Net debt at 31 December 2011	2,464.8

The Group’s borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2010 Annual Report and Accounts and in the opinion of the Board remain relevant at 31 December 2011.

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Principal risks and uncertainties

The directors have considered the principal risks and uncertainties affecting the Group for the year and determined that these are unchanged from those presented in the Group’s published Annual Report and Accounts and Form 20-F for the year ended 31 December 2010. The Annual Report and Accounts and Form 20-F are published in the Investor Relations section of the Group website (www.wpp.com) and are available from the Group on request.

WPP plc has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business. These are presented on pages 118 to 122 of the published 2010 Annual Report and Accounts. Pages 5 and 6 of the Group’s Form 20-F for the year ended 31 December 2010 contain a detailed explanation of the risk factors identified by the Group and these are summarised below:

Clients

¡	The Group competes for clients in a highly competitive industry and client loss may reduce market share and decrease profits.

¡

The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could adversely impact the Group’s prospects, business, financial condition and results of operations.

Corporate Responsibility

¡	The social and environmental impact of our work for clients.

¡	Damage to WPP’s reputation from undertaking controversial client work.

¡	Marketing ethics, compliance with marketing standards, and increasing transparency about our marketing practices.

¡	Compliance with privacy and data protection regulations.

¡	Employment, including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety.

¡	Climate change, including the emissions from energy used in our offices and during business travel.

Economic

¡	The Group’s businesses are subject to economic and political cycles. Many of the economies in which the Group operates (including the Eurozone) have significant economic challenges.

Financial

¡	Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.

¡	Changes to the Group’s debt issue ratings by the rating agencies Moody’s Investor Services and Standard and Poor’s Rating Service may affect the Group’s access to debt capital.

¡	The Group may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Principal risks and uncertainties (continued)

Mergers & Acquisitions

¡	The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.

¡	Goodwill and other acquired intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.

Operational

¡	The Group operates in 107 countries and is exposed to the risks of doing business internationally.

People

¡	The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.

Regulatory/Legal

¡	The Group may be subject to regulations restricting its activities.

¡	The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective.

¡	The Group operates in 107 countries and is subject to increased anti-corruption legislation and enforcement not only in the US and UK.

¡

Civil liabilities or judgments against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.

Appendix 2: Preliminary results for the year ended 31 December 2011 in reportable US Dollars1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2011

$ million	2011		2010		+/(-)%

Billings	71,749.2		65,961.2		8.8

Revenue	16,053.4		14,416.2		11.4

Direct costs	(1,253.7)		(1,190.0)		(5.4)

Gross profit	14,799.7		13,226.2		11.9

Operating costs	(12,896.3)		(11,728.2)		(10.0)

Operating profit	1,903.4		1,498.0		27.1

Share of results of associates	105.8		85.3		24.0

Profit before interest and taxation	2,009.2		1,583.3		26.9

Finance income	155.3		126.0		23.3

Finance costs	(475.9)		(427.8)		(11.2)

Revaluation of financial instruments	(79.2)		30.1		—

Profit before taxation	1,609.4		1,311.6		22.7

Taxation	(151.1)		(294.4)		48.7

Profit for the year	1,458.3		1,017.2		43.4

Attributable to:

Equity holders of the parent	1,335.7		901.0		48.2

Non-controlling interests	122.6		116.2		(5.5)

	1,458.3		1,017.2		43.4

Headline PBIT	2,281.5		1,893.3		20.5

Headline PBIT margin	14.2%		13.1%

Headline PBT	1,960.9		1,591.5		23.2

Reported earnings per share[2]

Basic earnings per ordinary share	107.5	¢	73.1	¢	47.1

Diluted earnings per ordinary share	102.6	¢	70.6	¢	45.3

Headline earnings per share[2]

Basic earnings per ordinary share	112.7	¢	91.1	¢	23.7

Diluted earnings per ordinary share	107.5	¢	87.1	¢	23.4

Headline earnings per share (including exceptional tax credit)[2]

Basic earnings per ordinary share	126.4	¢	91.1	¢	38.7

Diluted earnings per ordinary share	120.2	¢	87.1	¢	38.0

[1]

The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of US$1.6032 to the pound for the year ended 31 December 2011 (2010: US$1.5461).

[2]	The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Appendix 3: Preliminary results for the year ended 31 December 2011 in reportable Euros1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2011

€ million	2011		2010		+/(-)%

Billings	51,632.1		49,778.7		3.7

Revenue	11,553.8		10,888.9		6.1

Direct costs	(903.6)		(898.9)		(0.5)

Gross profit	10,650.2		9,990.0		6.6

Operating costs	(9,276.1)		(8,850.1)		(4.8)

Operating profit	1,374.1		1,139.9		20.5

Share of results of associates	76.1		64.5		18.0

Profit before interest and taxation	1,450.2		1,204.4		20.4

Finance income	112.3		96.5		16.4

Finance costs	(342.7)		(324.0)		(5.8)

Revaluation of financial instruments	(58.0)		21.0		—

Profit before taxation	1,161.8		997.9		16.4

Taxation	(102.6)		(224.8)		54.4

Profit for the year	1,059.2		773.1		37.0

Attributable to:

Equity holders of the parent	971.5		687.0		41.4

Non-controlling interests	87.7		86.1		(1.9)

	1,059.2		773.1		37.0

Headline PBIT	1,648.1		1,438.7		14.6

Headline PBIT margin	14.3%		13.2%

Headline PBT	1,417.7		1,211.3		17.0

Reported earnings per share[2]

Basic earnings per ordinary share	78.2	¢	55.7	¢	40.4

Diluted earnings per ordinary share	74.6	¢	53.8	¢	38.7

Headline earnings per share[2]

Basic earnings per ordinary share	82.2	¢	69.5	¢	18.3

Diluted earnings per ordinary share	78.4	¢	66.4	¢	18.1

Headline earnings per share (including exceptional tax credit)[2]

Basic earnings per ordinary share	92.1	¢	69.5	¢	32.5

Diluted earnings per ordinary share	87.5	¢	66.4	¢	31.8

[1]

The unaudited consolidated income statement above is presented in reportable Euros for information purposes only and has been prepared assuming the Euro is the reporting currency of the Group, whereby local currency results are translated into Euros at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of €1.1526 to the pound for the year ended 31 December 2011 (2010: €1.1664).

[2]	The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Glossary and basis of preparation

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group’s automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ media budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2011 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Gross margin/gross profit

The Group uses the terms gross margin and gross profit interchangeably. Headline gross margin margin is calculated as Headline PBIT (defined below) as a percentage of gross profit.

Headline earnings

Headline PBT less taxation (excluding exceptional release of prior year tax provisions and net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items) and non-controlling interests.

Headline operating profit/Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and share of exceptional gains/losses of associates.

Headline PBT

Profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates and gains/losses arising from the revaluation of financial instruments.

Operating margin

Headline operating profit as a percentage of revenue.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.